UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-21714
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Commercial & Savings Bank
401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CSB Bancorp, Inc.
91 North Clay Street
Millersburg, Ohio 44654

REQUIRED INFORMATION
(a)	The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)	Exhibits
23	Consent of Registered Independent Public Accounting Firm

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
MILLERSBURG, OHIO
AUDIT REPORT
DECEMBER 31, 2007

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
DECEMBER 31, 2007

Page
Number
Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 8

Supplemental Information	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees of The Commercial & Savings Bank 401(k) Retirement Plan
Millersburg, Ohio
We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
June 30, 2008

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

Participant-directed investments	$3,467,879	$3,121,999

Receivables:
Employer profit sharing contributions	120,533	103,899
Employee contributions	9,047	9,325
Employer match contribution	2,881	2,764
Accrued investment income	5,577	5,612

Total receivables	138,038	121,600

Cash and cash equivalents	918,646	862,608

Total assets available for benefits	4,524,563	4,106,207

LIABILITIES

Benefits payable	22,450	5,404
Due to broker	5,513	0

Total liabilities	27,963	5,404

Net assets available for benefits	$4,496,600	$4,100,803

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31,

	2007	2006
ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$127,724	$(91,441)
Interest and dividends, including $36,483 and $34,493 of dividends from CSB Bancorp, Inc., common stock	164,345	177,532

Total investment income	292,069	86,091

Employee deferral	303,366	284,225
Rollover contributions	179,998	17,203
Employer contributions	200,478	181,386

Total contributions	683,842	482,814

Total additions	975,911	568,905

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	565,222	470,480
In-kind distributions	14,892	0

Total deductions	580,114	470,480

Net increase	395,797	98,425

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	4,100,803	4,002,378

End of the year	$4,496,600	$4,100,803

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Interested parties should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering the non-collective bargaining unit employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service and attained age 21. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.
Contributions
Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers eight mutual funds, an insured money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.
The Bank has agreed to make annual matching contributions of 50 percent of each participant’s compensation deferral contribution, up to 4 percent, or 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual matching and profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s profit sharing contributions are generally made in January subsequent to the Plan’s year end.
Participant Accounts
Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 — DESCRIPTION OF PLAN (continued)
Payment of Benefits
The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with seven years of service, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.
If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.
If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.
Forfeitures
In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution forfeitures are available to reduce the Bank’s matching contribution requirement, and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.
Matching contribution forfeitures to be allocated to active participants aggregated $1,633 at December 31, 2007, including $1,633 from terminated participants who had taken full distribution and $0 from terminated participants who have not taken a distribution. Of the matching contribution forfeitures available at December 31, 2007, $1,633 was allocated as of December 31, 2007.
Matching contribution forfeitures to be allocated to active participants aggregated $852 at December 31, 2006, including $852 from terminated participants who had taken full distribution and $0 from terminated participants who have not taken a distribution. Of the matching contribution forfeitures available at December 31, 2006, $852 was allocated as of December 31, 2006.
Profit sharing contribution forfeitures to be allocated to active participants aggregated $2,248 at December 31, 2007, including $2,248 from terminated participants who had taken full distribution and $0 from terminated participants who have not taken a distribution. Of the profit sharing contribution forfeitures available at December 31, 2007, $2,248 was allocated as of December 31, 2007.
Profit sharing contribution forfeitures to be allocated to active participants aggregated $2,471 at December 31, 2006, including $2,471 from terminated participants who had taken full distribution and $0 from terminated participants who have not taken a distribution. Of the profit sharing contribution forfeitures available at December 31, 2006, $2,471 was allocated as of December 31, 2006.
Administrative Expenses
Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Bank. Such costs amounted to $33,759 and $23,397 for the year ended December 31, 2007 and 2006, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.
A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:
Accounting Estimates
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.
The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year.
Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 3 — INVESTMENTS
The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee).
The fair values of the individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2007		2006
		Fair		Fair
	Cost	Value	Cost	Value
Investments at fair value as determined by quoted market prices:

Common stock — CSB Bancorp, Inc.	$1,021,151	$762,544	$1,223,024	$983,420
Federated Government Obligation Fund	895,579	895,579	863,874	863,874
Fidelity Advisor Equity Growth Fund	549,956	783,079	568,809	661,079
T Rowe Price Capital Appreciation	381,523	362,232	276,668	271,024
Vanguard International Value	372,064	378,772	283,336	279,529
Vanguard Mid-Cap Index	446,300	436,771	—	—
Federated Income Trust	405,987	414,014	332,107	337,809
Franklin Small-Mid Capital Growth Fund	—	—	308,514	398,226

	$4,072,560	$4,032,991	$3,856,332	$3,794,961

The Plan’s investments appreciated (depreciated) in fair value for the years ended December 31 as follows:

	Net Appreciation
	in Fair Value During Year
	2007	2006
Investments at fair value as determined by quoted market prices:
Mutual funds	$203,538	$60,267
Common stock	(75,814)	(151,708)

Net appreciation (depreciation) in fair value	$127,724	$(91,441)

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.
NOTE 5 — TAX STATUS
The Internal Revenue Service has determined and informed the Bank, by letter dated January 3, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in the common stock of the Plan Sponsor. Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.
NOTE 7 — FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.
Investments in mutual funds and cash and cash equivalents would be considered financial instruments. At December 31, 2007 and 2006, the carrying amounts of these financial instruments approximate fair value.

THE COMMERCIAL & SAVINGS BANK
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 34-0159850
PLAN NUMBER — 002
DECEMBER 31, 2007

	Shares	Cost	Value
Mutual Funds

Federated US Government Securities, 2-5 yr	14,420	$160,452	$163,663
Fidelity Advisor Equity Growth Fund	11,418	549,956	783,079
Federated Income Trust	40,274	405,987	414,014
T Rowe Price Capital Appreciation	18,203	381,523	362,232
Vanguard Small Cap Growth	4,465	82,955	89,347
Vanguard International Value	9,023	372,064	378,772
Vanguard S&P 500	573	74,561	77,457
Vanguard Mid-Cap Index	21,100	446,300	436,771

			2,705,335

Common Stock — CSB Bancorp, Inc.	45,525	1,021,151	762,544

Cash and cash equivalents
Cash			23,067
Federated Government Obligation Fund			895,579

			918,646

Total			$4,386,525

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank
401 (k) Retirement Plan

DATE	/s/ Thomas S. Rumbaugh
June 30, 2008	as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.

23	Consent of Independent Registered Public Accounting Firm	13